Exhibit 99.1

Maris-Tech Receives Follow-On Order from Governmental Customer in Intelligence Gathering Domain

Continued engagement reflects ongoing operational deployment and customer confidence in Maris-Tech’s technology

Rehovot, Israel, March 26, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced that it has received a follow-on order from an existing governmental customer operating in the intelligence domain.

The order reflects continued deployment and operational use of Maris-Tech’s solutions and reinforces the performance of its technology in real-world environments. The engagement builds on prior deployments and highlights the customer’s ongoing confidence in Maris-Tech’s capabilities.

“We believe that this follow-on order demonstrates continued validation of our technology in operational environments,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe this engagement reflects recognition of our product quality and performance, alongside growing trust from customers who rely on our solutions in mission-critical scenarios.”

Maris-Tech continues to expand its footprint across intelligence and defense-related applications, supporting customers with advanced video processing and AI-driven edge computing solutions designed for demanding operational conditions.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing delivery and fulfillment of the follow-on order, customer confidence, validation, and recognition of the Company’s technology and performance, growing trust in the Company’s solutions in mission-critical environments, future expansion across intelligence and defense-related applications, and the Company’s ability to support customers with AI-driven edge computing solutions. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com